UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.___)*

                          Monmouth Capital Corporation
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                                (Name of Issuer)

                         Common stock, $1.00 par value
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                         (Title of Class of Securities)

                                   126504109
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                                 (CUSIP Number)

  Noah Klarish, Esq., Noah Klarish & Associates. P.C., 230 Park Ave., 32nd fl.,
                                N.Y., N.Y. 10169
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 June 18, 1997
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            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 126504109                                            Page 2 of 8 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Paul H. O'Leary
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |X|
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3     SEC Use Only

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4     Source of Funds*

      PF
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e) |_|

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6     Citizenship or Place of Organization

      United States
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                  7     Sole Voting Power
  Number of
   Shares               86,788   (includes 44,013 shares held by Raffles
Beneficially                     Associates, L.P. and 30,275 shares held by
  Owned By                       Channel Partnership II)
    Each                --------------------------------------------------------
  Reporting       8     Shared Voting Power
   Person
    With                0
                        --------------------------------------------------------
                  9     Sole Dispositive Power

                        86,788   (includes 44,013 shares held by Raffles
                                 Associates, L.P. and 30,275 shares held by
                                 Channel Partnership II)
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      86,788
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


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13    Percent of Class Represented By Amount in Row (11)

      6.2%
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14    Type of Reporting Person*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

            This statement relates to the Common Stock, $1.00 par value per share (the "Common Stock"), of Monmouth Capital Corporation, a New Jersey corporation (the "Issuer"). The Issuer maintains its principal executive office at 125 Wyckoff Road, Eatontown, New Jersey 07724.

Item 2. Identity and Background.

            (a) This statement is filed by (i) Paul H. O'Leary, an individual, with respect to shares of the Issuer's Common Stock held by him, (ii) Raffles Associates, L.P., a Delaware limited partnership (the "Raffles Partnership") with respect to shares of the Issuer's Common Stock held by it, and (iii) Channel Partnership II, L.P., a New York limited partnership (the "Channel Partnership") with respect to shares of the Issuer's Common Stock held by it. Paul H. O'Leary, the Raffles Partnership and the Channel Partnership shall sometimes be collectively referred to herein as the "Reporting Person." Mr. O'Leary became a general partner of the Channel Partnership on June 18, 1997. Integration of the shares of the Issuer's Common Stock held by the Channel Partnership with the shares of the Issuer's Common Stock already held by Mr. O'Leary and the Raffles Partnership has triggered Mr. O'Leary's obligation to make this Schedule 13D filing.

            (b) The business addresses of Paul H. O'Leary, the Raffles Partnership and the Channel Partnership are all located at One Penn Plaza, Suite 4720, New York, New York 10119. Mr. Paul O'Leary is the sole general partner of the Raffles Partnership and is a co-general partner of the Channel Partnership.

            (c) The principal business of Paul H. O'Leary, the Raffles Partnership and the Channel Partnership is securities investment.

            (d) During the past five years, neither Mr. O'Leary, the Raffles Partnership nor the Channel Partnership nor any of their respective general partners or controlling persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, neither Mr. O'Leary, the Raffles Partnership nor the Channel Partnership nor any of their respective general partners or controlling persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining any such person from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation of such laws by any such person.

            (f) Mr. O'Leary is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

            Paul H. O'Leary directly owns 11,500 shares of the Issuer's Common Stock for which he paid $34,500. Mr. O'Leary obtained the funds from his personal funds. The Raffles Partnership directly owns 44,013 shares of the Issuer's Common Stock for which it paid $115,725 from its working capital. The Channel Partnership directly owns 44,013 shares of the Issuer's Common Stock for which it paid $80,250 from its working capital.

Item 4. Purpose of Transaction.

            The Reporting Persons have acquired their shares of the Issuer's Common Stock for investment. The Reporting persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Common Stock of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (i) causing the Issuer becoming eligible for termination of registration pursuant to
Section 12(g) (4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions.

            Although the Reporting Persons have no present plans to purchase additional shares of the Issuer's Common Stock or sell any of their shares of the Issuer's Common Stock, they, either together or separately, may seek to purchase additional shares of the Issuer's Common Stock or sell some or all of their shares of the Issuer's Common Stock in the open market or in privately negotiated transactions from or to one or more sellers or purchasers, as the case may be, provided that, in accordance with their best judgment in light of the circumstances existing at the time, such transactions present an attractive (long or short term) opportunity for profit.

            The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5. Interest in Securities of the Issuer.

            (a) The number of shares of the Issuer's Common Stock and the percentage of the outstanding shares (based upon 1,408,164 shares outstanding as reported in the Issuer's Quarterly Report on Form 10-C/A dated March 17, 1997) directly beneficially owned by each Reporting Person is as follows:

                                                       Percentage of
Name                             Number of Shares    Outstanding Shares
----                             ----------------    ------------------

Paul H. O'Leary                        11,500                .8%
Raffles Partnership                    44,013               3.1%
Channel Partnership                    30,275               2.1%

            (b) Mr. O'Leary has sole power to vote 86,788 shares of the Issuer's Common Stock and has sole power to dispose or to direct the disposition of 86,788 shares of the Issuer's Common Stock.

            (c) See Appendix I annexed hereto.

            (d) Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer's Common Stock included in this statement. No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer's Common Stock constituting more than 5% of the class of the Issuer's Common Stock.

            (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

            Paul H. O'Leary may be deemed to have beneficial ownership and control of the shares of the Issuer's Common Stock held by the Raffles Partnership and the Channel Partnership by virtue of his serving as a general partner of such entities. Mr. O'Leary disclaims beneficial ownership of a portion of the shares of the Issuer's Common Stock held by the Raffles Partnership and the Channel Partnership.

            Other than as set forth above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) either amongst themselves or with any other persons with respect to the shares of the Issuer's Common Stock.

Item 7. Material to be Filed as Exhibits.

            None


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

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:      June 20, 1997


                                              /s/ Paul H. O'Leary
                                              ------------------------
                                              Paul H. O'Leary



                                    RAFFLES ASSOCIATES, L.P.


                                    By: /s/ Paul H. O'Leary
                                        ----------------------------------
                                        Paul H. O'Leary, General partner

                                    CHANNEL PARTNERSHIP II, L.P.


                                    By: /s/ Paul H. O'Leary
                                        ----------------------------------
                                        Paul H. O'Leary, General partner

                                                                      APPENDIX 1

                     TRANSACTIONS IN MONMOUTH CAPITAL CORP.
                             COMMON STOCK WITHIN THE
                                  PAST 60 DAYS
                     --------------------------------------

            All transactions were open market purchases or sales and the commissions are included in the price of the shares.

1.  Paul H. O'Leary

               No. of
   Trade       Shares      Price Per   Proceeds from
    Date        Sold         Share          Sale
    ----        ----         -----          ----

  5/15/97       1,000        $2.50       $ 2,461.91

2.  Raffles Associates, L.P.

               No. of
   Trade       Shares      Price Per      Cost of
    Date      Purchased      Share       Purchases
    ----      ---------      -----       ---------

  5/15/97       15,238      $2.625        $ 40,000


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